Exhibit 23.4

CONSENT OF INDEPENDENT PETROLEUM ENGINEERS AND GEOLOGISTS

We hereby consent to the references in this Form 10-K of Plains Exploration & Production Company, as well as in the Notes to the Consolidated Financial Statements included in such Form 10-K, to our reserve reports to the interest of Plains Exploration & Production Company and its subsidiaries (collectively the “Company”), relating to the estimated quantities of certain of the Company’s proved reserves of oil and gas and present values thereof for certain periods. We also consent to the incorporation by reference of such reports in the Registration Statements on Forms S-8 (No. 333-102627, No. 333-107990, No. 333-115628, No. 333-117425 and No. 333-145004) and Forms S-3 (No. 333-121452 and No. 333-141110) of Plains Exploration & Production Company.

Miller and Lents, Ltd.

By:	/s/ Carl D. Richard
Carl D. Richard Senior Vice President

Houston, Texas

February 26, 2008